UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

December 7, 2010

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        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

Company Announcement

6 December 2010

Novo Nordisk A/S – Share repurchase programme

On 27 October 2010 Novo Nordisk initiated a share repurchase programme in accordance with the provisions of the European Commission’s regulation no 2273/2003 of 22 December 2003, also referred to as the Safe Harbour rules.

Under the programme Novo Nordisk will repurchase B shares for an amount up to DKK 1.4 billion in the period from 27 October 2010 to 23 December 2010.

Since the announcement as of 29 November 2010, the following transactions have been made under the programme:

	Number of	Average	Transaction value,
	shares	purchase price	DKK
Accumulated, last announcement	1,210,000		681,040,557
29 November 2010	55,000	571.1052	31,410,786
30 November 2010	65,000	568.7328	36,967,632
1 December 2010	60,000	570.3945	34,223,670
2 December 2010	47,500	578.4100	27,474,475
3 December 2010	52,500	574.3600	30,153,900
Accumulated under	1,490,000		841,271,020
the programme

Transactions related to Novo Nordisk’s incentive programmes have resulted in a net sale by Novo Nordisk of 150 B shares in the period from 29 November 2010 to 3 December 2010. The shares in these transactions were not part of the Safe Harbour repurchase programme.

Company Announcement no 66 / 2010				Page 1 of 2

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

With the transactions stated above, Novo Nordisk owns a total of 28,065,005 treasury shares, corresponding to 4.7% of the share capital. The total amount of shares in the company is 600,000,000 including treasury shares.

Novo Nordisk is a global healthcare company with 88 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs approximately 29,890 employees in 76 countries, and markets its products in 179 countries. Novo Nordisk’s B shares are listed on the NASDAQ OMX Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com.

Further information:

Media:	Investors:

Anne Margrethe Hauge Tel: (+45) 4442 3450 amhg@novonordisk.com	Klaus Bülow Davidsen Tel: (+45) 4442 3176 klda@novonordisk.com

Kasper Roseeuw Poulsen Tel: (+45) 4442 4471 krop@novonordisk.com

Jannick Lindegaard Tel: (+45) 4442 4765 jlis@novonordisk.com
In North America: Lori Moore Tel: (+1) 609 919 7991 lrmo@novonordisk.com	In North America: Hans Rommer Tel: (+1) 609 919 7937 hrmm@novonordisk.com

Company Announcement no 66 / 2010				Page 2 of 2

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: December 7, 2010	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer